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                                                              SEC FILE NUMBER
                                                                    000-51859

                                                                  CUSIP NUMBER
                                                                    285835104


                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

(Check one): [X] Form 10-K  [ ] Form 20-F  [ ] Form 11-K  [ ] Form 10-Q
             [ ] Form 10-D  [ ] Form N-SAR [ ] Form N-CSR
             For Period Ended: December 31, 2008
             [ ] Transition Report on Form 10-K
             [ ] Transition Report on Form 20-F
             [ ] Transition Report on Form 11-K
             [ ] Transition Report on Form 10-Q
             [ ] Transition Report on Form N-SAR
             For the Transition Period Ended: ____________________________

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

___________________________________________________

PART I - REGISTRANT INFORMATION

Electronic Sensor Technology, Inc.
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Full Name of Registrant

1077 Business Center Circle
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Address of Principal Executive Office (Street and Number)

Newbury Park, California 91320
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City, State and Zip Code

PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

     (a) The reason described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

     (b) The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day
[X] following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and

     (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.
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PART III - NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

Electronic Sensor Technology, Inc. (the "company") has been unable to complete the preparation and assimilation of information required for its annual report on Form 10-K for the period ended December 31, 2008 by the prescribed due date therefor without unreasonable effort and expense due to the timing of certain events and transactions and the unavailability of certain information related thereto that may materially affect the disclosure to be contained in the annual report. Electronic Sensor Technology, Inc. expects to file its annual report on Form 10-K by the fifteenth calendar day following the required filing date, as permitted by Rule 12b-25.

PART IV - OTHER INFORMATION

     (1) Name and telephone number of person to contact in regard to this notification

          Philip Yee              (805)                 480-1994
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           (Name)              (Area Code)         (Telephone Number)

     (2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed ? If answer is no, identify report(s). Yes [X] No [ ]

     (3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? Yes [X] No [ ]

          ___________________________________________________

          If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

          For the fiscal year ended December 31, 2008, Electronic Sensor Technology, Inc. anticipates that the annual report will reflect a net loss of approximately $1.301 million as compared to a net loss of $4.375 million for the fiscal year ended December 31, 2007.

          The company expects to report a decrease in revenues of approximately 22% for 2008 as compared to 2007. The expected decrease in revenues is predicted to result from a significant drop in business from the company's Chinese distributor in the first two quarters of 2008. Although business from this customer increased in the second half of 2008, it was not enough to offset the drop in business during the first two quarters of 2008.

          Consistent with the decrease in revenues, the company anticipates that the cost of sales will be approximately 23% lower in 2008 as compared to 2007. As a percentage of revenues, cost of sales are expected to be 60% and 62% for 2008 and 2007, respectively. Cost of sales continue to be negatively impacted by manufacturing variances resulting from a slow down in production to reflect lower sales activities and to work-off existing inventory.

          Costs related to operating expenses, including research and development, selling expenses, compensation expenses and general and administrative expenses are expected to be lower for 2008 as compared to 2007. The company also expects to report a gain of approximately $1.261 million from extinguishment of debt resulting from the early retirement of 8% convertible debentures, as more fully described in the company's quarterly report on Form 10-Q for the quarterly period ended September 30, 2008 filed with the U.S. Securities and Exchange Commission on November 3, 2008.

          CAUTION REGARDING FORWARD-LOOKING STATEMENTS

          Certain statements in this Notification of Late Filing on Form 12b-25 with respect to future expectations or future financial or business performance of the company are forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and
          Section 21E of the Securities Exchange Act of 1934, as amended. These forward-looking statements may contain the words "believe," "anticipate," "expect," "predict," "estimate," "project," "will be," "will continue," "will likely result," or other similar words and phrases.

          Risks and uncertainties exist that may cause results to differ materially from those set forth in these forward-looking statements. Factors that could cause the anticipated results to differ from those described in the forward-looking statements include: risks related to changes in technology, the company's dependence on key personnel, the company's ability to protect its intellectual property rights, emergence of future competitors, changes in the company's largest customer's business and government regulation of homeland security companies. The forward-looking statements speak only as of the date they are made. The company does not undertake to update forward-looking statements to reflect circumstances or events that occur after the date the forward-looking statements are made.

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                       Electronic Sensor Technology, Inc.
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                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date: March 31, 2009                     By: /s/ Philip Yee
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                                            Philip Yee, Secretary, Treasurer and
                                            Chief Financial Officer